Exhibit 99.5

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of Warren Gilman To the Board of Directors of Gold Royalty Corp.

Vancouver, British Columbia – August 13, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that Warren Gilman has joined the board of directors of its subsidiary, Gold Royalty Corp. (“Gold Royalty”).

David Garofalo, Chairman and CEO of Gold Royalty Corp., commented: "With his 30 years of experience as a deal maker and investor in the metals and mining sector, Warren will be an invaluable addition to our team as we advance our newly formed gold royalty business. As the Chairman and CEO of CEF Holdings Ltd., a global mining investment company owned 50% by CK Hutchison Holdings Ltd. (the flagship public company of Mr. Li Ka-shing) and 50% by Canadian Imperial Bank of Commerce, Warren was instrumental in making a number of substantial and highly successful investments over the last decade. We are delighted to welcome Warren to Gold Royalty and look forward to working closely with him in achieving our goal to become a leader in the gold sector.”

Warren Gilman commented: "I am pleased to join the board of Gold Royalty and to be working together with David Garofalo, CEO of Gold Royalty, Amir Adnani and the GoldMining team. I have known David and Amir for decades and see tremendous resource sector experience and entrepreneurial capacity in this team. The maiden Gold Royalty Corp portfolio of 14 royalties will be a substantial platform to build out our long-term plans. I look forward to backing Gold Royalty and this talented team to quickly grow our business into a leader in its field.”

Mr. Gilman is the Founder, Chairman and CEO of publicly listed Queen's Road Capital Investment Ltd., a leading financier to the global resource sector. From 2011 to 2019 Warren was the Chairman and CEO of CEF Holdings. Prior to joining CEF, Warren was the Vice Chairman of CIBC World Markets. He was previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years, where he was responsible for all of CIBC's activities across Asia. Warren is a mining engineer who co-founded CIBC's Global Mining Group. During his 26 years with CIBC he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. He has acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Warren obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory board of Laurentian University.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

About Gold Royalty Corp.

Gold Royalty Corp., a private wholly-owned subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return ("NSR") royalties on the Company's interest in 14 existing projects with the opportunity to expand the royalty portfolio through the Company's buy-back rights on existing NSR royalties ranging from 0.5% to 2% held by third-parties on up to 5 of the 14 projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3